1 For Immediate Release: June 17, 2024 Attention: Business Editors VERSABANK ANNOUNCES APPOINTMENT OF LONG STANDING CANADIAN FEDERAL OFFICIAL GLENN CAMPBELL AS ADVISOR TO BOARD LONDON, ON/CNW – VersaBank (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced it has appointed Glenn Campbell as Advisor to its Board of Directors. Mr. Campbell will be available to advise VersaBank’s Board on a number of matters to ensure the Bank is well positioned for its proposed entry into the United States. “Mr. Campbell has a significant depth and breadth of experience, including on cross-border matters, from which the Board of Directors will benefit as VersaBank builds on its foundation as Canada’s most entrepreneurial bank through its plan to broadly enter the U.S. market,” said The Hon. Thomas A. Hockin, Chair of the Board of Directors of VersaBank. “I look forward to Mr. Campbell’s additional perspective and counsel at this important and exciting time in VersaBank’s history.” Mr. Campbell has more than 30 years of experience with the Canadian federal government in a variety of roles that are relevant to the continuing evolution of VersaBank, particularly in financial sector policy and corporate governance. Most recently, Mr. Campbell served more than seven years with Infrastructure Canada in a variety of roles, including Senior Assistant Deputy Minister responsible for private investment and portfolio Crown corporations and was Executive Director of the office to stand up the Canada Infrastructure Bank. Prior thereto, Mr. Campbell served for over 15 years with Finance Canada in a variety of increasingly senior roles, including in financial sector policy such as Director General, Financial Institutions, responsible for banking and insurance legislation and trade in financial services as well as country dialogues, including with the United States. He was also Director General, International Policy and Analysis, Trade and Finance, supporting G20 policy coordination and Canada’s governance roles in international financial institutions, such as IMF and OECD. During his tenure with Finance Canada, Mr. Campbell spent four years as the Finance Canada Representative and Consul in New York City. About VersaBank VersaBank is a Canadian Schedule I chartered (federally licensed) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model in 1993 using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis. VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

2 Forward-Looking Statements VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings and with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of our control. Risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as several important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and U.S. economy in general and the strength of the local economies within Canada and U.S. in which we conduct operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the U.S. Federal Reserve; changing global commodity prices; the effects of competition in the markets in which we operate; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts including the crisis in Ukraine and the impact of the crisis on global supply chains; the impact of new variants of COVID-19 and the Bank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect our future results, please see our annual MD&A for the year ended October 31, 2023. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in this document and the related management’s discussion and analysis is presented to assist our shareholders and others in understanding our financial position and may not be appropriate for any other purposes. Except as required by securities law, we do not undertake to update any forward-looking statement that is contained in this document and the related management’s discussion and analysis or made from time to time by the Bank or on its behalf. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X